

04015208

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39399

MAL 15 2004

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __1-1-03__ AND ENDING __12-31-03__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Commerzbank Capital Markets Corp.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__1251 Ave of the Americas__
(No. and Street)

__New York__ (City)   __New York__ (State)   __10020__ (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Mark G. Downey__   __(212) 703-4040__
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__PricewaterhouseCoopers LLP__
(Name — if individual, state last, first, middle name)

__1177 Avenue of the Americas__ (Address)   __NY__ (City)   __NY__ (State)   __10036__ (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 02 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



SEC 1410 (3-91)   Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____, as of

_____, 19_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):
- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Oath or Affirmation

State of New York)

) ss:

County of New York)

We, the undersigned, officers of Commerzbank Capital Markets Corporation, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplementary schedules as of December 31, 2003 are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

In addition, as an allied member of the New York Stock Exchange, Inc., we affirm that the attached financial statements and supplementary schedules as of December 31, 2003 will promptly be made available to Commerzbank Capital Markets Corporation's members or allied members whose signatures do not appear below.

Bernd Loewen   **Mark G. Downey**
Managing Director   Senior Vice President

Subscribed and sworn to before me
This 12th day of March 2004.

BARBARA D. STEWART
Notary Public, State of New York
Registration #01ST6046117
Qualified In Nassau County
My Commission Expires 08/07/06

Commerzbank Capital Markets Corporation

(A wholly owned subsidiary of Commerzbank AG)
Statement of Financial Condition
As of December 31, 2003



PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York · NY 10036
Telephone (212) 596 8000
Facsimile   (212) 596 8910

Report of Independent Auditors

To the Board of Directors of
Commerzbank Capital Markets Corporation

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Commerzbank Capital Markets Corporation (a Delaware corporation wholly-owned by Commerzbank AG, a German bank) ("the Company") at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 12, 2004

Commerzbank Capital Markets Corporation
Statement of Financial Condition
December 31, 2003
(in thousands)

Assets

Cash and cash equivalents	$ 42,224
Securities owned, at market value	68,373
Securities segregated under federal and other regulations	37,942
Securities purchased under agreements to resell	6,485,426
Securities borrowed	2,472,399
Receivable from customers and non-customers	4,988
Receivable from brokers, dealers and clearing organizations	28,920
Furniture and fixtures and leasehold improvements, (at cost less accumulated depreciation of $13,455 and amortization of $3,501)	9,036
Other assets	40,798
Total assets	**$ 9.190.106**

Liabilities and Stockholders' Equity

Bank loans payable	$ 1,800
Securities sold under agreements to repurchase	8,773,023
Securities loaned	10,363
Payable to customers and non-customers	5,805
Payable to brokers, dealers and clearing organizations	51,833
Other liabilities	46,187
	8,889,011
Subordinated liabilities	115,000
Stockholders' equity	186,095
Total liabilities and stockholders' equity	**$ 9.190.106**

The accompanying notes are an integral part of this financial statement.

Commerzbank Capital Markets Corporation
Notes to Statement of Financial Condition

1. **Organization**

    Commerzbank Capital Markets Corporation (the "Company"), a Delaware corporation, is a registered broker-dealer and investment advisor with the Securities and Exchange Commission (the "SEC") and is a member of the New York Stock Exchange, Inc. (the "NYSE") and the National Association of Securities Dealers, Inc. The Company is wholly owned by Commerzbank AG (the "Parent"), a German bank. The Company's principal business is trading as well as providing investment services to its customers and affiliates.

2. **Significant Accounting Policies**

    Securities transactions are recorded on a trade date basis. Securities owned are stated at quoted market values. Security transactions under agreements to resell and repurchase are all collateralized financing transactions and are carried at the amounts at which the securities will be subsequently resold or reacquired as specified in their respective agreement. Accrued interest is included in other assets and liabilities. Securities purchased under agreements to resell of $37,942,000 are segregated for the exclusive benefit of customers pursuant to Rule 15c3-3 of the Securities and Exchange Commission.

    Financial instruments, including financial futures contracts and options on futures, are carried at estimated fair value. The fair value of derivative financial instruments generally reflects the estimated amounts that the Company would receive or pay to terminate the contracts at the reporting date, thereby taking into account the current unrealized gains and losses of open contracts.

    Stock borrow and stock loan transactions are carried at contract amount. Accrued interest is included in other assets and liabilities.

    Cash and cash equivalents consist of cash and overnight deposits with an original maturity of three months or less.

    Assets and liabilities in foreign currencies are translated at closing rates of exchange at December 31, 2003.

    The Company uses the asset and liability method of accounting for income taxes, which requires the recognition of deferred tax assets and liabilities at current statutory rates. Future tax benefits attributable to temporary differences are recognized to the extent that management believes realization is more likely than not.

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Commerzbank Capital Markets Corporation
Notes to Statement of Financial Condition

3. **Related Party Transactions**

   In the normal course of business, the Company executes and clears securities transactions on behalf of and through its Parent and affiliated entities.

   Amounts resulting from these and other transactions, at December 31, 2003, which are included in cash and cash equivalents, securities borrowed, receivable from customers, receivable from brokers, dealers, and clearing organizations, other assets, securities sold under agreements to repurchase, payable to customers, and other liabilities totaled approximately $41,746,000, $45,603,000, $13,000, $352,000, $14,422,000, $1,774,505,000, $52,000, and $5,191,000 respectively.

   See Note 6 for additional related party disclosure.

4. **Securities Owned**

   On December 31, 2003, securities consisted of the following (in thousands):

	Securities Owned
Investment grade bonds	$ 63,106
Mutual funds	5,267
	$ 68,373

5. **Employee Benefit Plans**

   The Company maintains an employee deferred compensation plan covering substantially all employees, which qualifies under Section 401(k) of the Internal Revenue Code.

6. **Subordinated Liabilities**

   The liabilities subordinated to the claims of general creditors of the Company are approved by the NYSE for inclusion as equity by the Company in computing net capital under the SEC's Uniformed Net Capital Rule.

   a. The $35,000,000 subordinated loan from a subsidiary of the Parent (and a stockholder) is due February 19, 2008 and bears interest at rates based on the London Interbank Offered Rates. The interest rate in effect at December 31, 2003 was 1.420%.

   b. The $80,000,000 revolving note and cash subordinated agreement from the Parent is due October 25, 2005, and bears interest at rates based on the London Interbank Offering Rates. The interest rate in effect at December 31, 2003 was 1.920%.

7. **Bank Loans Payable**

   Bank loans payable consist primarily of a $1,800,000 unsecured overnight loan. The unsecured overnight loan is with an external bank lender and bears interest at a fixed rate of 1.375% at December 31, 2003.

Commerzbank Capital Markets Corporation
Notes to Statement of Financial Condition

8. **Income Taxes**

   The Company files Federal, State and local tax returns.

   At December 31, 2003, the Company had a deferred tax asset of $5,449,000, recorded in other assets on the statement of financial condition.

9. **Net Capital**

   The Company calculates net capital in accordance with SEC Rule 15c3-1 under the alternative method and is required to maintain minimum net capital, as defined by the SEC and the NYSE. At December 31, 2003, the Company had net capital of $248,153,000 which was $246,653,000 in excess of the required minimum of $1,500,000.

10. **Commitments and Contingent Liabilities**

    The Company is contingently liable for letters of credit deposited with the Options Clearing Corporation and the National Securities Clearing Corporation in the aggregate face amount of $5,250,000 of which no amount was utilized at December 31, 2003.

    The Company is obligated under the terms of a non-cancelable occupancy lease agreement that contains escalation provisions. At December 31, 2003 the future minimum rental commitments under these lease agreements, which expire in 2013 are as follows (in thousands):

Years ending December 31,	Minimum Rentals
2004	$ 4,089
2005	3,976
2006	3,900
2007	3,900
2008	3,965
Thereafter	20,735
	$ 40,565

11. **Financial Instruments and Concentration of Credit Risk**

    In the normal course of business, the Company enters into various debt and equity transactions as principal or agent. The execution, settlement and financing of these transactions may result in off-balance sheet risk or concentration of credit risk in the event that counterparties are unable to fulfill their contracted obligations.

    The Company may be exposed to a risk of loss not reflected on the statement of financial condition for securities sold but not yet purchased should the value of such securities rise. Additionally, futures contracts are subject to market risk. The Company monitors such off-balance sheet risk and takes appropriate action to reduce such risks as required.

    For transactions in which the Company extends credit to others, the Company seeks to control risks associated with these activities by requiring the counterparty to maintain margin collateral in compliance with various regulatory and internal guidelines. Counterparties include customers and foreign affiliates. The Company monitors required margin levels daily and, pursuant to such

guidelines, requests counterparties to deposit additional collateral, or reduce securities positions when necessary. Customer collateral is not included in the statement of financial condition.

The Company's policy is to take possession of securities purchased under an agreement to resell. The Company monitors the market value of the assets acquired to ensure their adequacy as compared to the amount at which the securities will be subsequently resold, as specified in their respective agreement.

The Company may enter into forward repurchase and reverse repurchase transactions. The Company had no open forward repurchase or reverse repurchase transactions at December 31, 2003.

The Company also enters into financial futures transactions and options on futures in order to reduce its exposure to market, currency, and interest rate risk in connection with its normal trading activities. These financial instruments represent legal contracts to buy and sell a specified quantity of financial instruments at specified price with delivery and settlement at a specified future date. Option contracts convey the right to buy (call) or sell (put) a financial instrument at a predetermined price. For written options contracts, the writer receives a premium in exchange for bearing the risk of unfavorable changes in the underlying financial instrument or currency. These financial instruments are entered into for trading purposes.

Risk arises in financial futures contracts from the possible inability of counterparties to meet the terms of these contracts and from movements in interest rates. Credit risk associated with the contracts is limited to amounts recorded in the statement of financial condition. The notional or contractual amounts are used to express the volume of these transactions, and do not represent the amounts potentially subject to market risk.

At December 31, 2003, the Company had open financial futures contracts with a clearing broker with notional values of approximately $24,690,000 commitments to sell. The fair values of these derivative financial instruments at December 31, 2003 are as follows (in thousands):

Derivative financial instruments
Financial futures and options on futures contracts
Assets	$ -
Liabilities	4

Cash of $80,000 are deposited to satisfy initial margin requirements for open futures contracts and are included in receivable from brokers, dealers and clearing organizations, as is the unrealized gain or loss from the unsettled futures transactions. The assets described above are held by one clearing broker.

The Company has also entered into interest rate swaps to reduce its exposure to interest rate risk. At December 31, 2003 the Company has outstanding interest rate swaps with its Parent with an aggregate notional value of $60,000,000 and a negative fair value of $3,541,000.

12. **Securities Pledged**

At December 31, 2003, the Company had approximately $11,391,034,000 and $2,472,399,000 of collateral pledged to it by others under securities purchased under agreements to resell transactions and securities borrow transactions, respectively. Of this amount, approximately $13,699,029,000

has been rehypothecated under securities sold under agreements to repurchase transactions and $100,383,000 has been deposited at clearing organizations.



PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

To the Board of Directors of Commerzbank
Capital Markets Corporation:

In planning and performing our audit of the financial statements and supplemental schedules of
Commerzbank Capital Markets Corporation (the "Company") for the year ended December 31,
2003, we considered its internal control, including control activities for safeguarding securities,
in order to determine our auditing procedures for the purpose of expressing our opinion on the
financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"),
we have made a study of the practices and procedures followed by the Company, including tests
of compliance with such practices and procedures, that we considered relevant to the objectives
stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-
   3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the
   recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of
   Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin
   securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control
and the practices and procedures referred to in the preceding paragraph. In fulfilling this
responsibility, estimates and judgments by management are required to assess the expected
benefits and related costs of control and of the practices and procedures referred to in the
preceding paragraph, and to assess whether those practices and procedures can be expected to
achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the
practices and procedures are to provide management with reasonable, but not absolute, assurance
that assets for which the Company has responsibility are safeguarded against loss from
unauthorized use or disposition, and that transactions are executed in accordance with
management's authorization and recorded properly to permit the preparation of financial
statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists
additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS 🅿

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 12, 2004